EXHIBIT 99.1

Golar commences negotiations for the Company's third GoFLNG vessel

HAMILTON, Bermuda, May 5, 2015 (GLOBE NEWSWIRE) -- Golar LNG ("Golar") announced today that it has commenced discussions with partners Keppel and Black & Veatch aimed at exercising an option, under an existing framework agreement, for the ordering of a third GoFLNG unit similar to the Hilli and the Gimi.

The specific objective of these discussions will be to mature the option to deliver a third unit for start-up in 2018 i.e. between the target on-stream dates of 2017 and 2019 for the first two units destined respectively for Cameroon and Equatorial Guinea.

This initiative flows from significant interest being stimulated today by Golar's new approach to developing FLNG projects. The company continues to evolve its opportunity funnel and has identified a number of possible leads for deploying facilities similar to Hilli and Gimi, for the commercialisation of high quality, stranded gas accumulations in relatively benign met-ocean conditions. Work continues to mature these leads, although these remain subject to business development uncertainty.

Golar intends to pursue the third GoFLNG vessel on a similar contractual basis as the second vessel, preserving flexibility on design and delivery schedule, and including cancellation provisions. At present the Company does not envisage this third GoFLNG option requiring the issuance of new equity.

The Chairman of Golar, Sir Frank Chapman, commented: "Progress with our projects in Cameroon and Equatorial Guinea provides evidence of the technical and commercial competitiveness of GoFLNG, and customer recognition of the benefits of the shorter lead-time and lower risk implementation inherent to our approach. We intend to maintain first-mover momentum by positioning the company to capture new business opportunities, while safeguarding Golar's capacity to fund and execute existing and any new projects".

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management's current expectations, estimates and projections about its operations.  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements.  Words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue," or the negative of these terms and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:  changes in LNG, FSRU and FLNGV market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and FLNGVs; changes in Golar's ability to retrofit vessels as FSRUs and FLNGVs, Golar's ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels' useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar's relationships with major chartering parties; changes in Golar's ability to sell vessels to Golar LNG Partners LP; Golar's ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and FLNGVs; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar's most recent Form 20-F filed with the Securities and Exchange Commission.  Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

Hamilton, Bermuda

May 5, 2015

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan